United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Dominion Energy, Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Dominion Energy, Inc.

RE: The case to vote FOR Item 4 on the 2025 Proxy Ballot (“Shareholder Proposal Regarding a Request to Consider Eliminating Non-Carbon Emitting Goals (“NCGCs”) in Executive Pay Incentives”).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Item 4 following the instructions provided on management’s proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

DISCLOSURE: National Legal and Policy Center is a co-plaintiff in a lawsuit against U.S. government agencies and Dominion Energy over their failure to protect the North Atlantic right whale under the Endangered Species Act due to permit approvals and construction of the Coastal Virginia Offshore Wind project. Visit nlpc.org/whales for more information.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Item 4 (the “Proposal”) on the 2025 proxy ballot of Dominion Energy, Inc. (“Dominion” or the “Company”). The Resolved clause states:

Shareholders request the Board of Directors’ Compensation and Talent Development Committee to revisit its incentive guidelines for executive pay, to re-emphasize fiduciary goals and consider eliminating NCGC-based incentives from compensation inducements.

Introduction

Dominion – like most investor-owned, monopolistic, state-regulated electric utilities – has long aligned its corporate strategies with a poorly substantiated, government-subsidized, and corporate media-amplified “scientific consensus”[1] that states that anthropogenically-driven “climate change” – said to be exacerbated by combustion of hydrocarbons that create excessive greenhouse gases including carbon dioxide and methane – will result in catastrophic impacts to the environment, to the planet, and to humans. The Company’s fealty to this narrative is reflected in aspects of its executive compensation, with financial incentives tied to “non-carbon emitting generation capacity” (“NCGC”) goals.[2]

However, the discourse surrounding climate change – regarding its causes, its impacts, and the efficacy of proposed solutions – is far more nuanced than usually explained. Incentivizing the Company’s executives to expand NCGC in the name of a politically misguided and scientifically dubious climate alarmism agenda imposes inefficiencies and unnecessary costs in the power generation sector. Further, they motivate executive leadership to invest precious Company resources in speculative, unproven and uneconomic projects. NCGC compensation inducements distort true supply and demand, destroy shareholder resources, and therefore should be removed.

Climate Change

Climate science is far more complex than fossil fuel opponents would have anyone believe. The planet has historically experienced temperature fluctuations, from ice ages3 to periods far hotter

1 NASA. “Scientific Consensus.” See https://science.nasa.gov/climate-change/scientific-consensus/

2 2024 Proxy Statement, Dominion Energy, Inc. See https://s2.q4cdn.com/510812146/files/doc_downloads/2024/Dominion-Energy-2024-Proxy-Statement.pdf.

3 Scott, Michon. “What’s the coldest the Earth’s ever been?” Climate.gov, February 18, 2021. See https://www.climate.gov/news-features/climate-qa/whats-coldest-earths-ever-been than the current climate.4 These changes unfolded without detectable human intervention. Even during the modern industrial age, they were driven by the intricate interplay of volcanic activity, solar radiation fluctuations, the Earth’s own orbital dynamics, and other natural phenomena.5 6 7

The present discourse focuses excessively on the degree that human actions can be blamed for planetary warming. Greenhouse gas emissions that result from the combustion of fossil fuels are blamed as the primary anthropogenic driver of climate change.

The Intergovernmental Panel on Climate Change (IPCC), [8] a body of the United Nations,[9] posits that the uptick in atmospheric CO2 levels plays a leading role in modern global warming.[10] This narrative has prevailed among the sensationalist corporate media for decades, ever since former NASA scientist Dr. James Hansen – the “father of global warming” – famously testified before the U.S. Senate in 1988 that “the evidence is pretty strong that the greenhouse effect is here and is affecting our climate.” Embellishing the theatrics for the climatologist’s dire warnings that day was none other than the “Inconvenient Truth” purveyor himself, former Sen. Al Gore, who chose the hottest day of the year in Washington for Hansen’s presentation, with the chamber’s windows left open the entire night before so the air conditioning system would be insufficient to cool the room.[11] This, along with Gore’s pair of debunked “documentaries,”12 13 set in motion the decades-long anti-hydrocarbons (and anti-capitalism) campaign that has underpinned calls for drastic reductions in greenhouse gas emissions.

Among scientists, voices that dissent from the prevailing corporate media narrative point to the influence of natural phenomena such as ocean currents, which act as global heat conveyors, and aerosol particles in the atmosphere, which can reflect or absorb the sun’s energy, as alternative or

4 Lindsay, Rebecca; Scott, Michon. “What's the hottest Earth’s ever been?” Climate.gov, November 22, 2023. See https://www.climate.gov/news-features/climate-qa/whats-hottest-earths-ever-been

5 Royal Society. “The Basics of Climate Change.” See https://royalsociety.org/news-resources/projects/climate-change-evidence-causes/basics-of-climate-change/

6 Met Office. “Causes of climate change.” See https://www.metoffice.gov.uk/weather/climate-change/causes-of-climate-change

7 US Environmental Protection Agency. “Causes of Climate Change.” See https://www.epa.gov/climatechange-science/causes-climate-change

8 IPCC. “FAQ Chapter 1.” See https://www.ipcc.ch/sr15/faq/faq-chapter-1/

9 IPCC. “About.” See https://www.ipcc.ch/about/

10 IPCC. “Climate change widespread, rapid, and intensifying – IPCC,” August 9, 2021. See https://www.ipcc.ch/2021/08/09/ar6-wg1-20210809-pr/

11 Roger Pielke, Jr. Excerpt from The Climate Fix, Center for Science & Technology Policy Research, University of Colorado Boulder. See https://sciencepolicy.colorado.edu/publications/special/climate_fix/book_clips.html.

12 “An Inconvenient Verdict for Al Gore,” ABC News, Feb. 12, 2009. See https://abcnews.go.com/US/TenWays/story?id=3719791.

13 Lomborg, B. “Al Gore’s Climate Sequel Misses a Few Inconvenient Facts,” The Wall Street Journal, July 27, 2017. See https://www.wsj.com/articles/al-gores-climate-sequel-misses-a-few-inconvenient-facts-1501193349 additional explanations for a warming climate.14 15 They argue that these natural processes – complex and not fully understood – might diminish, or even eclipse the impact of anthropogenic CO2 emissions. The challenge is to disentangle the human contribution from the Earth’s interrelated atmospheric systems.

This nuanced understanding of the climate acknowledges the intricate dance between human activities and the Earth’s natural climatic processes. It champions continued exploration into the dynamics of past and present climate changes, their interconnections, and whether they are even a threat. This approach advocates for a recalibrated perspective that recognizes the contributions of both human and natural factors. It calls for informed, holistic environmental policies that do not compromise economic vitality and development, ensuring a future where energy security and environmental stewardship go hand in hand.

Discourse and The Science™ Have Become Politicized

Unfortunately current climate change policy considerations – which also dominate corporate America, including among energy and finance industries – exhibits a marked bias against carbon dioxide and other greenhouse gas emissions, portraying them as the sole villain in the narrative.

Such claims about the global climatic system are oversimplified and alarmist, with catastrophic forecasts based on models – many fueled with incomplete or corrupted data inputs and flawed assumptions16 – that also don’t fully capture the inherent uncertainty in climate science. Such distortions are documented in publications such as in the book The Plague of Models: How Computer Modeling Corrupted Environmental, Health and Safety Regulations, by environmental scientist Dr. Kenneth Green,17 and on The Honest Broker website hosted by statistician and public policy researcher Roger Pielke, Jr.18 The latter has discussed the disturbing development within peer-reviewed science, which the author has said should more appropriately be labeled “tactical science,” which he defines as “publications — often targeted for the peer reviewed literature — designed and constructed to serve extra-scientific ends, typically efforts to shape public opinion, influence politics, or serve legal action.”19

Rubber-stamping these biases is the IPCC, which has itself been caught falsifying evidence and then disseminating it for public consumption.20 The UN body aggregates climate research papers to mostly validate the preconceived purpose for its existence, but doesn’t do much to vet them.21

14 US EPA. “Causes of Climate Change.” See https://www.epa.gov/climatechange-science/causes-climate-change

15 British Geological Survey. “What causes the Earth’s climate to change?” See https://www.bgs.ac.uk/discovering-geology/climate-change/what-causes-the-earths-climate-to-change/

16 Morrison, Chris. “Climate Models Come With ‘Dangerous’ CO2 Warming Baked In, Code Review Finds,” The Daily Sceptic, July 10, 2023. See https://dailysceptic.org/2023/07/10/climate-models-come-with-dangerous-co2-warming-baked-in-code-review-finds/.

17 See https://www.washingtontimes.com/news/2023/oct/9/book-review-the-plague-of-models/.

18 See https://rogerpielkejr.substack.com/p/the-warming-surge-climate-model-biases, for example.

19 Pielke Jr., Roger. “Weaponizing Peer Review,” The Honest Broker, Oct. 3, 2024. See https://rogerpielkejr.substack.com/p/weaponizing-peer-review.

20 Pielke Jr., Roger. “Climate Misinformation from the United Nations,” The Honest Broker, March 5, 2025. See https://rogerpielkejr.substack.com/p/climate-misinformation-from-the-united.

21 Spencer, Dr. Roy. “50-Year U.S. Summer Temperature Trends: ALL 36 Climate Models Are Too Warm,” Oct. 20, 2022. See https://www.drroyspencer.com/2022/10/50-year-u-s-summer-temperature-trends-all-36-climate-models-are-too-warm/. Also “De-Urbanization of Surface Temperatures with the Landsat-Based ‘Built-Up’ Dataset,” Nov. 2, 2022. See https://www.drroyspencer.com/2022/11/de-urbanization-of-surface-temperatures-with-the-landsat-based-built-up-dataset/.

The IPCC was the primary consultant in the creation of the landmark Paris Agreement – signed by one hundred ninety-four states and the EU at the twenty-first session of the Conference of Parties (COP21), the supreme rulemaking body of the United Nations Framework Convention on Climate Change (UNFCCC).22

Untruths emit consistently from the alarmism advocacy ranks and the credentialed “experts” whom they amplify. Their favorite scientist to get quoted in sympathetic media outlets is Dr. Michael Mann, who designed the debunked “hockey stick” graph (aka “Mike’s Nature Trick”) that laughably showed global temperatures in sudden ascent over the last several decades.[23] The thin-skinned Mann’s most recent shaming came at the hands of a federal judge, who after the climate scientist sued a couple of his critics (including National Review) for defamation, ruled that Mann and his lawyers “each knowingly made a false statement of fact to the Court and Dr. Mann knowingly participated in the falsehood, endeavoring to make the strongest case possible even if it required using erroneous and misleading information.”[24] The court ordered Mann to pay $530,820 of the defendants’ legal expenses.[25]

While contributing scientists lay out a range of possible outcomes based upon various modeled projections, most often the worst-case scenarios are emphasized by media organizations, activist groups, and even the IPCC itself for dissemination to the public. A 2020 article by Zeke Hausfather, director of climate and energy at the Breakthrough Institute in Oakland, and Glen Peters, research director at the CICERO Center for International Climate Research in Oslo, explains:

A sizeable portion of the literature on climate impacts refers to RCP8.5 (the aforementioned “worst case scenario”) as business as usual, implying that it is probable in the absence of stringent climate mitigation. The media then often amplifies this message, sometimes without communicating the nuances. This results in further confusion regarding probable emissions outcomes, because many climate researchers are not familiar with the details of these scenarios in the energy-modeling literature.26

22 Denchak, M. “Paris Climate Agreement: Everything You Need to Know,” NRDC, 2021, February 19. See https://www.nrdc.org/stories/paris-climate-agreement-everything-you-need-know#sec-whatis

23 McIntyre, Steve. “Mike’s Nature Trick,” ClimateAudit.com, Nov. 20, 2009. See https://climateaudit.org/2009/11/20/mike%E2%80%99s-nature-trick/.

24 Bryce, Robert. “SLAPPed!,” RobertBryce.com, March 13, 2025. See https://robertbryce.substack.com/p/slapped.

25 See https://www.dropbox.com/scl/fi/yixcqfv4h1idp1xt5elo7/2025.03.12-Order-Granting-Def-s-Sanctions-Mots.pdf?rlkey=yqactvu9h9bpwlyp6q2taaj7h&e=4&st=lc9jyq5c&utm_medium=email&utm_source=substack&dl=0.

26 Hausfather, Z., & Peters, G. P. “Emissions – the ‘business as usual’ story is misleading,” Nature Publishing Group, January 29, 2020. See https://www.nature.com/articles/d41586-020-00177-3

Unsurprisingly, now that the unrealistic RCP8.5 proposition has failed to shift policy and actions to climate alarmists’ satisfaction, an even more dire scenario is soon expected to be released by the “scientific community.”27

These Dire Forecasts Don’t Pan Out

Exaggerations such as these – perhaps better characterized as “gaslighting” – have repeatedly been exposed as false, as the facts on the ground (and in the atmosphere) undermine what the climate distortionists and their allies in the legacy media propagate. Among the most recent doomsday-mongering came in March 2023, when the New York Times reported, “Earth is likely to cross a critical global warming threshold within the next decade unless drastic changes are made.”28 The demands for “global cooperation” and billions of dollars in “investment” were the call to action, per usual.

And who can forget the movement’s instigator, Mr. Gore, predicted an ice-free Arctic by 2014 when he accepted his Nobel Peace Prize in December 2007. By the annual September minimum level in 2024, the Arctic had 26 percent more sea ice than it had in 2012.[29]

The archive of failed predictions of catastrophe attributed to “climate change” and related phenomena is extensive – a sampling:

•In 1989 a top U.N. Environment Program official warned, and the Associated Press dutifully reported, that “entire nations could be wiped off the face of the Earth by rising sea levels if the global warming trend is not reversed by the year 2000.” He warned of coastal flooding and crop failures that would cause a cascade of “eco-refugees,” with governments having only “a 10-year window of opportunity to solve the greenhouse effect before it goes beyond human control.”30

•In 1995 “experts” told the New York Times that most of the beaches on the east coast of the United States would be gone by 2020.31

27 Pielke Jr., Roger. “The Apocalypse Machine Rolls On,” The Honest Broker, April 9, 2025. See https://rogerpielkejr.substack.com/p/the-apocalypse-machine-rolls-on.

28 Adams, Becket. “Climate Doomsday Predictions Have Not Aged Well,” National Review, March 26, 2023. See https://www.nationalreview.com/2023/03/the-medias-doomsday-predictions-have-not-aged-well/.

29 See https://x.com/JunkScience/status/1839135593978012062.

30 Spielman, Peter James. “U.N. Predicts Disaster if Global Warming Not Checked,” June 29, 1989. See https://expose-news.com/2024/06/02/failed-climate-prediction-a-senior-un-official/.

31 Stevens, William K. “Scientists Say Earth’s Warming Could Set Off Wide Disruptions,” New York Times, Sept. 18, 1995. See https://www.nytimes.com/1995/09/18/world/scientists-say-earth-s-warming-could-set-off-wide-disruptions.html .

•In 2008 scientists predicted snow on Mt. Kilimanjaro would vanish by 2020.32 Not true.33

Online collections of climate doomsday forecasts that failed to materialize can be easily found via Internet search by anyone who is interested. For the benefit of readers of this report, here’s a link to 107 of them curated by meteorologist Anthony Watts: https://wattsupwiththat.com/2014/04/02/the-big-list-of-failed-climate-predictions/.

Like the diversity, equity and inclusion (DEI) fad, climate alarmism and the destructive energy policies it drives (like NetZero emissions goals) are being eliminated from Corporate America’s playbook. As one current example, the 2025 proxy statement of San Francisco-based Uber Technologies, Inc. has eliminated use of the word “climate,” after it appeared 23 times in last year’s proxy.34 This followed shortly after the notoriously progressive company excised the term “diversity” from its annual report after consistent mentions of DEI in previous versions.35

The ideological canards that have backstopped left-wing agenda items need to be eliminated from the policies and operations of America’s corporations, including Dominion Energy.

The Alarmism Religion Has Infected Dominion Energy and Thus Ensnared Its Customers

With the demonization of carbon dioxide emissions and the rejection of the positive effects of hydrocarbon energy sources such as natural gas and coal, and insufficient support for nuclear, Dominion has unwisely hinged its future on power generation priorities derived from the flimsy climate narrative. Rapid decarbonization – as outlined in the Paris Agreement and supported by the Company36 – is not a logical, nor a feasible, option. Alternative energy sources – developed and placed into service in pursuit of Dominion’s “Net Zero emissions by 2050” goals – are too inefficient, unreliable, and cost-prohibitive to replace legacy energy sources in the near future.37

The Net Zero targets that drive Dominion’s NCGC goals38 are being increasingly abandoned elsewhere all over the world, as “fairness and affordability, as well as energy security in an

32 Derbyshire, David. “Snows of Kilimanjaro to Vanish by 2020,” The Vancouver Sun, Feb. 20, 2001. See https://junkscience.com/wp-content/uploads/2020/12/The_Vancouver_Sun_Tue__Feb_20__2001_.pdf.

33 Flanagan, Jane. “Staying power of Kilimanjaro snow defies Al Gore’s gloomy forecast,” The Times of London, Feb. 17, 2020. See https://www.thetimes.com/uk/science/article/staying-power-of-kilimanjaro-snow-defies-al-gores-gloomy-forecast-8x8l7s0v3.

34 Wolverton, Troy. “Uber is minimizing its references to climate, too,” San Francisco Examiner, April 10, 2025. See https://www.sfexaminer.com/news/technology/uber-drops-climate-mentions-from-yearly-investor-update/article_56303d78-2c0d-4116-b370-46929821374c.html.

35 Wolverton, Troy. “Uber drops mention of ‘diversity’ from annual report,” San Francisco Examiner, March 4, 2025. See https://www.sfexaminer.com/news/technology/uber-drops-mention-of-diversity-from-latest-annual-report/article_886f3b66-f949-11ef-a8df-d7c7c753dd83.html.

36 Dominion Energy, Inc. “Climate Related Lobbying and Trade Associations,” 2021 Review. See https://www.dominionenergy.com/-/media/pdfs/global/reports/lobbying-and-trade-association-report

37 Zycher, Benjamin. “The Trouble with ‘Renewable’ Energy,” American Enterprise Institute, October 10, 2019. See https://www.aei.org/articles/the-trouble-with-renewable-energy/

38 “Dominion Energy’s Net Zero Commitment,” Dominion Energy, Inc. (accessed April 15, 2025). See https://www.dominionenergy.com/our-company/netzero.

increasingly polarized world, are leading the energy debate now.”39 With the departure of the largest U.S.-based banks and investment firms from the Net Zero Bankers Alliance and Net Zero Asset Managers initiative, respectively, the handwriting is on the wall for that particular climate folly.40 Dominion’s board and executives need to be told that message is not available in Braille.

Net Zero goals also overlook multiple other critical considerations that are equally as important as – if not more important than – emissions of colorless, odorless gases that also serve as plant food. For example, prioritizing those objectives ignores a comprehensive evaluation of their long-term impacts on the global economy, energy security, and the livelihoods of millions of people whose only choice for electricity service is Dominion or one of its subsidiaries.

The Company’s customers – especially those in its core service area and home state of Virginia – are certainly paying the price. Between explosive power demand driven by population growth and the massive expansion of data centers (where Dominion’s territory houses the highest concentration of such facilities in the U.S.), the Company forecasts a 50 percent cost increase in residential monthly power bills by 2039.41 That looks like an underestimation, as Dominion just requested from its state regulators permission to jack up rates by 15 percent over the next two years.42 For their part Dominion’s “let them eat cake” response is, “For that very modest increase in their power bill, our customers are getting a lot of value—the largest and fastest-growing clean energy fleet and more reliable power.”43

Except the escalating thirst for energy – which demands constant, baseload generation that renewables like wind and solar cannot meet – requires ongoing buildout of plants fueled by non-intermittent sources like nuclear, natural gas, coal, and hydropower. A year ago Dominion executives said they expected to add 15 more data centers to its service area by the end of 2024, and 15 more this year, with the artificial intelligence (AI) boom only expected to make technology companies’ electricity appetites more voracious.44

In comparison, utilities and power providers in other states are looking to other solutions. In January, Chevron announced it planned to build natural gas-powered plants alongside data

39 Paraskova, Tsvetana. “Net Zero Dreams Meet Energy Affordability Reality,” OilPrice.com, Feb. 10, 2025. See https://oilprice.com/Alternative-Energy/Renewable-Energy/Net-Zero-Dreams-Meet-Energy-Affordability-Reality.html.

40 Goldhaber, Michael D. “Big Banks and Asset Managers Abandon the Goal of Net Zero Carbon Emissions,” New York University Stern Center for Business and Human Rights, Jan. 22, 2025. See https://bhr.stern.nyu.edu/quick-take/big-banks-and-asset-managers-abandon-the-goal-of-net-zero-carbon-emissions/.

41 Cross, Greta. “Largest demand growth since WWII: Virginia could see 50% hike in electric bills by 2039,” USA Today, Oct. 22, 2024. See https://www.usatoday.com/story/money/2024/10/22/virginia-electric-bills/75779384007/.

42 Busse, Matt. “Dominion Energy proposes 15% average bill increase,” Cardinal News, April 1, 2025. See https://cardinalnews.org/2025/04/01/dominion-energy-proposes-15-average-bill-increase/.

43 Lewis, Tisha. “Electric bills in Virginia expected to rise as energy demand hits historic levels: Dominion,” Fox 5 DC, Oct. 24, 2024. See https://www.fox5dc.com/news/electric-bills-virginia-expected-rise-energy-demand-hits-historic-levels-dominion.

44 “Dominion planning to power 15 more data centers in 2024,” Reuters, May 2, 2024. See https://www.reuters.com/business/energy/dominion-energy-posts-lower-q1-profit-unfavorable-weather-2024-05-02/.

centers throughout the U.S.45 And due to surging demand, Georgia Power plans to extend the life of coal- and natural gas-fired power plants into the late 2030s.46 Contrary to popular opinion, the “end of coal is nowhere in sight,” with global consumption set to hit all-time highs in the next few years.47 48

But rather than invest more in and develop facilities that produce power consistently and economically, Dominion instead committed nearly $10 billion to the construction of the Coastal Virginia Offshore Wind (CVOW) project, 27 miles in the Atlantic waters off the Hampton Roads area. Already the Company has (unsurprisingly) reported the cost of the project has increased by nearly $1 billion, or by 9 percent, to $10.7 billion.[49] The additional amounts are flowing through to customers’ utility bills,[50] and they can count on them to go even higher. They already pay on average $8.63 per month to build the wind farm, and Dominion has applied to its state regulator for permission to raise that amount to $11.[51] Its 15-year plan released in late 2024 projected a 24-percent increase in residential electricity costs beyond the same estimates it provided its Virginia regulator a year earlier.[52]

CVOW was at least partly made possible under the Biden administration due to executive orders to build offshore wind, and financial incentives under the Inflation Reduction Act. President Trump has now rescinded those mandates with his own executive order (in addition to

45 “Chevron to build gas plants to power data centers amid AI boom,” Reuters, Jan. 28, 2025. See https://www.reuters.com/business/energy/chevron-partners-with-engine-no-1-ge-vernova-power-us-data-centers-2025-01-28/.

46 Patel, Sonal. “Georgia Power to Keep Coal, Gas Power Plants Running Longer as Demand Climbs,” POWER magazine, Feb. 5, 2025. See https://www.powermag.com/georgia-power-to-keep-coal-gas-power-plants-running-longer-as-demand-climbs-2/.

47 Paraskova, Tsvetana. “The End of Coal Is Nowhere In Sight,” OilPrice.com, Feb. 12, 2025. See https://oilprice.com/Energy/Coal/The-End-of-Coal-Is-Nowhere-In-Sight.html.

48 Moritsugu, Ken. “New coal power plant projects in China hit the highest level in nearly 10 years, report says,” Associated Press, Feb. 13, 2025. See https://apnews.com/article/china-coal-power-plant-carbon-climate-change-ba86e7584e3afe1826eed5cffa25354a.

49 JoJack, Beth. “Cost of Va. Beach wind farm increases by close to $1B,” Virginia Business, Feb. 4, 2025. See https://virginiabusiness.com/cost-of-va-beach-wind-farm-increases-by-close-to-1b/.

50 “Dominion Energy customers to help pay $900M cost increase of Virginia wind farm,” WAVY.com, Feb. 4, 2025. See https://www.wavy.com/news/business/dominion-energy-customers-to-help-pay-900m-cost-increase-of-virginia-wind-farm/.

51 Haner, Steve. “The Expensive Triple Whammy If Dominion Wind Dies,” Bacon’s Rebellion, Jan. 23, 2025. See https://www.baconsrebellion.com/the-expensive-triple-whammy-if-dominion-wind-dies/.

52 Haner, Steve. “Dominion Energy Virginia Wants More Natural Gas, More Money to Keep Energy Reliable,” Thomas Jefferson Institute for Public Policy, Oct. 17, 2024. See https://www.thomasjeffersoninst.org/dominion-energy-virginia-wants-more-natural-gas-more-money-to-keep-energy-reliable/.

withdrawing the U.S. from the Paris Agreement), and some experts say the threat to the CVOW project’s completion is real. According to Virginia energy expert Steve Haner:53

…perhaps billions more would have to be extracted from Dominion’s ratepayers over the next few decades under the Virginia Clean Economy Act. The 2.6-gigawatt wind farm is intended to generate millions and millions of renewable energy certificates (RECs) over 25 years to satisfy the VCEA’s mandates. If (actually when) Dominion falls short, it must either buy RECs from other generating entities or pay a cash fine, a “deficiency payment.”

So a cancellation could be a double whammy for Dominion’s 2.6 million customers – the stranded costs for the project and the cost of all those extra purchased RECs or cash fines. Both would linger on power bills for years.

Then there is a third whammy, because Virginia still needs a growing amount of electricity to meet demand and killing the wind farm means additional power plants of other types are needed. The ratepayers will have to pay for those, too. Ratepayers might pay for the project that was not built, pay for the RECs it won’t generate, and finally pay to replace the electricity it never generates.

The overall picture for both wind and solar (which is also a big part of Dominion’s Net Zero aspirations) is dire. Wildly expensive offshore projects, that cannot be made economical with the most generous of government handouts, are being abandoned even by the largest developers.54 Inland, the backlash against wind and solar has exploded, with rejections and restrictions by local jurisdictions to the bird- and bat-killing eyesores continuing to rise.55

For these reasons, the Item 4 on Dominion’s proxy statement urges the Compensation and Talent Development Committee of the Board of Directors to critically reassess the company’s executive pay incentives for reducing greenhouse gas emission reductions. The aim is to realign these incentives with legitimate fiduciary goals, removing or reevaluating scientifically dubious objectives that may pose risks to the company’s long-term interests.

Dominion’s Opposition to the Proposal and the Virginia Clean Economy Act

In its Opposing Statement to Item 4 on Pages 81-83 of its proxy statement, Dominion argues, in part:56

53 Haner, Steve. “The Expensive Triple Whammy If Dominion Wind Dies,” Bacon’s Rebellion, Jan. 23, 2025. See https://www.baconsrebellion.com/the-expensive-triple-whammy-if-dominion-wind-dies/.

54 “Expensive Offshore Wind is in Trouble,” Institute for Energy Research, Feb. 5, 2025. See https://www.instituteforenergyresearch.org/renewable/wind/expensive-offshore-wind-is-in-trouble/.

55 Bryce, Robert. “More Wind & Solar Projects Spiked. US Rejections/Restrictions Hit 791, Global Total Now At 91,” RobertBryce.com, March 28, 2025. See https://robertbryce.substack.com/p/more-wind-and-solar-projects-spiked.

56 2025 Proxy Statement, Dominion Energy, Inc. See https://s2.q4cdn.com/510812146/files/doc_financials/2025/ar/Dominion-Energy-2025-Proxy-Statement.pdf.

The use of a NCGC performance metric is a component of this strategy, encouraging officers to focus on the company’s long-term strategic plan, which includes delivering increasingly clean energy while maintaining reliability and affordability for customers…

The Board of Directors believe that the NCGC performance metric is an appropriate performance metric for our executive compensation program because it supports our “all-of-the-above” approach to meeting our customers’ energy needs by encouraging the development of diverse non-carbon emitting generation sources. This development process directly aligns with our mission to provide reliable, affordable and increasingly clean energy.

The company believes that no single energy source, grid solution or energy efficiency program is expected to reliably serve the growing needs of our customers, and it is therefore necessary to utilize an “all-of-the-above” approach to support the increased energy demand within our service territory. As the company carries out its mission to deliver increasingly clean energy, the company’s changing generation mix has reduced emissions and achieved significant progress toward our decarbonization goals…

Our long-term strategy aligns with the clean energy goals of the Virginia Clean Economy Act—an important requirement of Virginia state law focused on the development of clean energy not mentioned by the proponent. Our goal of achieving Net Zero carbon and methane emissions by 2050 also aligns with our obligations under the Virginia Clean Economy Act.

Following is NLPC’s brief rebuttal to a few of Dominion’s key points it makes in opposition to the Proposal:

1.“…the NCGC performance … supports our “all-of-the-above” approach….

The slogan “all-of-the-above” as applied to energy generation is tired, inappropriate, illogical, and lacks intellectual contemplation.57 If “all-of-the-above” was truly a coherent slogan that was appropriately applied to the grid-level power generation issue, then why not include intentional wood burning as an alternative to home- and business-scorching from forest fires?58 Or massive hamster farms to spin thousands of wheels that generate electricity?59 These suggestions may sound silly, but they are not much more impractical than Dominion’s choices of wind and solar that are only economically profitable thanks to government mandates and millions of dollars in subsidies. “All-of-the-above” is a straw-man argument.

57 Schnare, David. “Campaign advice for ‘all of the abovers’,” Washington Times, Aug. 16, 2011. See https://www.washingtontimes.com/news/2011/aug/16/campaign-advice-for-all-of-the-abovers/.

58 “Technology Advancements & Renewable Power Showcased at Wood Stove Design Challenge,” Environmental and Energy Study Institute, Nov. 16, 2018. See https://www.eesi.org/articles/view/technology-advancements-renewable-power-showcased-at-wood-stove-design-chal.

59 Georgia Institute of Technology. “Hamsters On Treadmills Provide Electricity Through Use Of Nanogenerators,” ScienceDaily.com, Feb. 14, 2009. See https://www.sciencedaily.com/releases/2009/02/090213115020.htm.

2.“…to meeting our customers’ energy needs by encouraging the development of diverse non-carbon emitting generation sources…

“Carbon” is a mislabeling bastardization of the actual scientific term that should be used, which is “carbon dioxide.” “Carbon” is intentionally invoked because of the black, dirty imagery that it conjures in the mind, but the actual greenhouse gas that has been demonized is the colorless, odorless “carbon dioxide.” So Dominion’s ostensible goal is the development of “non-carbon dioxide emitting” sources.

In the realm of power generation, developing “diverse” (in conjunction with “all-of-the-above”) sources is the equivalent of diversity, equity and inclusion (DEI) principles in areas of hiring and promotion, rather than merit. If the Company invests in sources for the sake of “diversity” in energy, but the sources can’t produce electricity efficiently and profitably on a large scale, then its value is lacking, and should be jettisoned just like DEI is now.

3.	“This development process directly aligns with our mission to provide reliable, affordable and increasingly clean energy.”

Dominion’s mission is misguided and poorly conceived. That’s what happens when a political operator like Robert Blue is elevated to Chairman/CEO instead of someone who knows what he or she is doing when it comes to power production for a regulated utility.[60] [61] The Company’s primary sources of allegedly “clean” renewable generation are wind (namely, CVOW) and solar.[62] Neither source is, as Dominion claims, “reliable” or “affordable,” without significant taxpayer subsidies, as has been shown earlier in this report. Nor is it “clean” as both are threats to various forms of wildlife and create significant pollution in both their production and in their decommissioning.

4.“The company believes that no single energy source, grid solution or energy efficiency program is expected to reliably serve the growing needs of our customers, and it is therefore necessary to utilize an “all-of-the-above” approach to support the increased energy demand within our service territory.”

60 Executive Biography, Robert M. Blue. Dominion Energy; See https://www.dominionenergy.com/-/media/pdfs/global/executive-leadership/bob-blue-bio.pdf.

61 “NLPC Demands Probe of Va. Utility That Tried to Undermine Youngkin,” National Legal and Policy Center, Feb. 1, 2022. See https://nlpc.org/corporate-integrity-project/nlpc-demands-probe-of-va-utility-that-tried-to-undermine-youngkin/.

62 2023 Sustainability and Corporate Responsibility Report, Dominion Energy, Inc. (P. 21). See https://sustainability.dominionenergy.com/SCR-Report-2023.pdf.

No one contends that a single energy source can serve a utility’s customer base – thus, Dominion has deployed another straw-man argument in support of its “all-of-the-above” canard. If the Company truly had the concerns of its customers at its core, it would build more natural gas plants, revive coal plants with the latest clean-burning and ash storage technology, and continue to research and develop nuclear sources (as it already has been). Steps such as these will ease customers’ burdens during difficult economic times.

5.“Our long-term strategy aligns with the clean energy goals of the Virginia Clean Economy Act—an important requirement of Virginia state law focused on the development of clean energy not mentioned by the proponent. Our goal of achieving Net Zero carbon and methane emissions by 2050 also aligns with our obligations under the Virginia Clean Economy Act.”

Dominion lobbied extensively for favorable treatment and preferences ahead of the passage of VCEA in 2020, during previous iterations of the Virginia legislature and a different gubernatorial administration.63 64 As with every other state-regulated, monopolistic public utility, Dominion can fully expect to get its costs fully recovered from ratepayers plus a specific rate of return on the power it sells. Dominion also is the most influential spreader of campaign contributions in Richmond. As one political observer noted:65

During the formal negotiation, other parties felt that Dominion was simply using delay tactics, stating regularly that the proposal was too costly. The negotiations seemed to stall, but the language that ended up back in the General Assembly was decidedly favorable to Dominion. Neither the stakeholders nor the bill sponsors could pinpoint when the language was changed.

Through these lobbying practices and campaign contributions, Dominion has long seen favorable legislative outcomes. It is because of this practice that Virginians see soaring electricity bills. The SCC reported utility bills have increased 29% since 2007, largely because of new construction. Estimates also suggest residential electric bills will increase by an average of $70 per month over the next decade, much of which is due to the Clean Economy Act’s unintended consequences paired with changes favorable to Dominion. According to U.S. Energy Information Administration, Virginia’s residents pay some of the highest bills in the entire country.

63 See https://legacylis.virginia.gov/cgi-bin/legp604.exe?201+cab+SC10308HB1526+BC#:~:text=Virginia%20Clean%20Economy%20Act.&text=Under%20the%20mandatory%20RPS%20Program,by%202045%20and%202050%2C%20respectively.

64 Wilson, Patrick. “Power Play: Inside the Dominion lobbying blitz that’s going to raise your electric bills,” Richmond Times-Dispatch, Oct. 10, 2020. See https://richmond.com/news/state-and-regional/power-play-inside-the-dominion-lobbying-blitz-thats-going-to-raise-your-electric-bills/article_febc3bc7-37cd-5ff8-90d6-fd303849765d.html.

65 “A Look into Dominion’s Lobbying Practices,” PoweredByFacts.com, October 2021. See https://www.poweredbyfacts.com/updates/53c2v2q0a7axryxp12rsn2ktec0pm2.

Dominion threw its weight around by Mr. Blue sending his government relations lieutenants to occupy the legislative building and state capitol, got its usual share from the trough, and now he and the top executive officers think they should have a free ride padding their annual bonus checks with NCGC goal incentives. This is inappropriate to say the least.

Conclusion

In an increasingly complex regulatory environment, with a new presidential administration and U.S. Congress, and uncertain future political leadership in Virginia, renewable mandates and subsidies are being eliminated at multiple levels. As a result, Dominion faces significant risks from evolving climate policies and legislation. The current emphasis on NCGCs within executive compensation could expose the company to economic disaster, and possible stranded assets (especially with CVOW), particularly if these incentives lead to decisions that conflict with shareholder interests.

Dominion can mitigate these risks by aligning executive incentives more closely with overall business performance and less strictly with dubious climate-driven goals, ensuring compliance with both current and future regulations while maintaining flexibility to adapt to legal changes. They certainly didn’t do Mr. Blue any good anyway, and they were a net negative for Dominion’s shareholders as well. CEOs of the 10 largest utilities in the U.S. collectively earned more than $115 million over a recent three-year period, according to an analysis by Reuters,66 but Mr. Blue “missed out on taking home more than $4 million in cash after the utility's shareholder return and operating profit during 2022-2024 failed to meet performance targets.” Reuters also reported:67

Dominion’s total shareholder return ranked second lowest among peers over the 3-year period, leading to no payout on that goal, which accounted for 50% of Blue’s performance-based target compensation. The company’s total return was minus 21% during that period.

Dominion’s stock suffered during the performance period as investors lost confidence in the utility’s management team, according to analysts.

This is inexcusable for what is the fastest growing market for electricity demand in the country. Needless to say (but we’ll say it anyway): Robert Blue’s leadership of Dominion Energy has been a disaster, and he should be replaced as soon as possible. At a minimum, for the annual meeting, shareholders should vote against his candidacy for the board of directors.

66 McLaughlin, Tim. “Top US power sector CEOs pull down $115 million in performance pay,” Reuters, April 14, 2025. See https://www.reuters.com/business/energy/top-us-power-sector-ceos-pull-down-115-million-performance-pay-2025-04-14/.

67 McLaughlin, Tim. “Dominion Energy slashes CEO's cash payout on long-term goals,” Reuters, March 28, 2025. See https://www.reuters.com/business/energy/dominion-energy-slashes-ceos-cash-payout-long-term-goals-2025-03-28/ .

Meanwhile, the Company’s emphasis on drastic emission reductions, spurred by a politicized climate discourse, compromises the company’s competitiveness and financial stability by binding strategic decisions to emission metrics that do not correlate with shareholder value or realistic environmental benefits. It is imperative that the Company remove these harmful incentives from its executive compensation plans.

Thus, NLPC urges our fellow shareholders to vote FOR Item 4 on the 2025 proxy ballot of Dominion Energy, Inc.

Photo credits:

Page 2: Dominion Energy headquarters in Richmond, Va. – BAXINTHE757/Creative Commons

Page 3: Closing ceremony of COP21 conference in Paris – Unphoto/Creative Commons

Page 5: Michael Mann – AAUP/Creative Commons

Page 6: Al Gore – World Economic Forum/Creative Commons

Page 9: Coastal Virginia Offshore Wind project – BOEM-OPA/Creative Commons

Page 12: Robert Blue – Screengrab via YouTube

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For questions regarding Dominion Energy, Inc. – Item 4 – “Shareholder Proposal Regarding a Request to Consider Eliminating Non-Carbon Emitting Generation Goals (“NCGCs”) in Executive Pay Incentives,” sponsored by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.